Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES EARLY TENDER RESULTS FOR

CERTAIN SENIOR SECURED NOTES AND

EARLY SETTLEMENT OF TENDER OFFER

MONTERREY, MEXICO, SEPTEMBER 17, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that holders of U.S.$592,520,000 of the outstanding 9.000% Senior Secured Notes due 2018 (the “2018 Notes”) issued by CEMEX and U.S.$365,146,000 of the outstanding 9.250% Senior Secured Notes due 2020 (the “2020 Notes” and, together with the 2018 Notes, the “Notes”) issued by CEMEX España, S.A., acting through its Luxembourg Branch, tendered their Notes at or prior to the early tender deadline of 5:00 p.m., New York City time, on September 17, 2014 (the “Early Tender Date”), pursuant to CEMEX’s previously announced cash tender offer (the “Tender Offer”) to purchase up to U.S.$1,175 million (the “Aggregate Maximum Tender Amount”) of the outstanding Notes. The Tender Offer is being made pursuant to the Offer to Purchase dated September 4, 2014 and the related letter of transmittal.

The following table summarizes the early tender results as of the Early Tender Date and the principal amount of Notes that CEMEX has accepted for purchase:

Title of Security	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Total Consideration	Acceptance Priority Level	Principal Amount Tendered	Principal Amount Accepted for Purchase
9.000% Senior Secured Notes due 2018	CEMEX, S.A.B. de C.V.	151290AW3 / US151290AW36 P2253THR3 / USP2253THR34	U.S.$1,167,153,000	U.S$1,070.00 per U.S.$1,000 Principal Amount	1	U.S.$592,520,000	U.S.$592,520,000

9.250% Senior Secured Notes due 2020	CEMEX España, S.A., acting through its Luxembourg Branch	151288AA5 / US151288AA51 E28087AA7 / USE28087AA77	U.S.$595,843,000	U.S$1,098.75 per U.S.$1,000 Principal Amount	2	U.S.$365,146,000	U.S.$365,146,000

CEMEX has accepted for purchase all U.S.$592,520,000 of the 2018 Notes and all U.S.$365,146,000 of the 2020 Notes validly tendered on or prior to the Early Tender Date. The early settlement date on which CEMEX will make payment for such 2018 Notes and 2020 Notes accepted in the Tender Offer is expected to be September 18, 2014 (the “Early Settlement Date”).

Holders of Notes that validly tendered on or prior to the Early Tender Date and whose Notes have been accepted for purchase are entitled to receive U.S.$1,070.00 per U.S.$1,000 principal amount of 2018 Notes and U.S$1,098.75 per U.S.$1,000 principal amount of 2020 Notes accepted for purchase, which includes, in each case, an early tender payment equal to U.S.$30 per U.S.$1,000 principal amount of Notes accepted for purchase. Holders who validly tendered on or prior to the Early Tender Date and whose Notes have been accepted for purchase will also receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the Early Settlement Date. The total cash payment to purchase the accepted Notes on the Early Settlement Date will be approximately U.S.$1.06 billion. Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law. The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on October 1, 2014 (the “Expiration Date”).

If Notes are validly tendered such that the aggregate principal amount tendered exceeds the Aggregate Maximum Tender Amount, CEMEX will accept for purchase only the Aggregate Maximum Tender Amount of such Notes, and such Notes will be purchased in accordance with the Acceptance Priority Level, so that all such Notes having a higher Acceptance Priority Level will be accepted for purchase before any tendered Notes having a lower Acceptance Priority Level are accepted. Nonetheless, Notes tendered prior to the Early Tender Date, which have been accepted for purchase on the Early Settlement Date, will have priority over those Notes tendered after the Early Tender Date notwithstanding any acceptance priority that may exist. If, on the final settlement date, only a portion of the 2018 Notes or only a portion of the 2020 Notes tendered after the Early Tender Date may be accepted for purchase consistent with the Aggregate Maximum Tender Amount, the aggregate principal amount of such Notes accepted for purchase will be prorated based upon the aggregate principal amount of 2018 Notes or 2020 Notes, as applicable, that have been validly tendered and not yet accepted for purchase in the Tender Offer (with appropriate adjustment to avoid purchases of Notes in a principal amount other than U.S.$100,000 and an integral multiple of U.S.$1,000 in excess thereof, in the case of the 2018 Notes, or U.S.$70,000 and an integral multiple of U.S.$1,000 in excess thereof, in the case of the 2020 Notes), provided that in no event shall CEMEX be obligated to purchase an aggregate principal amount of Notes exceeding the Aggregate Maximum Tender Amount.

Holders who tender Notes after the Early Tender Date but on or prior to the Expiration Date and whose Notes are accepted for purchase will be entitled to receive only the Base Consideration of U.S.$1,040.00 per U.S.$1,000 principal amount of 2018 Notes and U.S.$1,068.75 per U.S.$1,000 principal amount of 2020 Notes accepted for purchase. Holders who validly tender their Notes in the Tender Offer after the Early Tender Date but on or prior to the Expiration Date and whose Notes are accepted for purchase will also receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the final settlement date.

CEMEX reserves the right, subject to applicable law, to extend, withdraw or terminate the Tender Offer, increase or decrease the Aggregate Maximum Tender Amount or otherwise amend the terms of the Tender Offer.

CEMEX has retained J.P. Morgan Securities LLC (“J.P. Morgan”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) to act as Dealer Managers for the Tender Offer. Holders with questions about the Tender Offer can contact BofA Merrill Lynch’s Liability Management Group at (888) 292-0070 (toll free) or (646) 855-8988 (collect); or J.P. Morgan’s Liability Management Group at (866) 846-2874 (toll free) or (212) 834-7279 (collect). Holders can obtain additional copies of the Offer to Purchase and related material from the Information Agent and Tender Agent, D.F. King & Co., Inc., at (800) 769-7666 (toll-free) or (212) 269-5550 (collect).

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. The Tender Offer is being made pursuant to the Offer to Purchase and the related letter of transmittal, copies of which were delivered to holders of the Notes, and which set forth the complete terms and conditions of the Tender Offer. The Tender Offer is not being made to, nor will CEMEX accept tenders of the Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer

Managers, the tender agent, the information agent or the trustee under the indentures governing the Notes, or any of their respective affiliates, makes any recommendation in connection with the Tender Offer.

Neither the Offer to Purchase nor any related documents have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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